UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 2 to Form 6-K)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File No. 001-38145

Fury Gold Mines Limited
(Translation of registrant’s name into English)

34 King Street East Suite 601, Toronto, M5C 2X8 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F  [  ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

EXPLANATORY NOTE

This Amendment No. 2 to Form 6-K (the “Form 6-K/A”) is furnished by Fury Gold Mines Limited (formerly Auryn Resources Inc.) (the “Company”) in order to file documents incorporated by reference into Exhibit 99.1 as Exhibits 99.4 through Exhibits 99.13.

SUBMITTED HEREWITH

Exhibits

99.1
Legal Notice of Annual General and Special Shareholders Meeting, together with Management Information Circular(1)

99.2
Letter of Transmittal(1)

99.3
Form of Proxy(2)

99.4
Annual information form of Eastmain Resources Inc. for the year ended October 31, 2019

99.5
Audited consolidated financial statements of Eastmain Resources Inc. for the year ended October 31, 2019 and 2018, together with notes and report of the auditors on the consolidated financial statements thereto

99.6
Management’s discussion and analysis of Eastmain Resources Inc. for the fiscal year ended October 31, 2019

99.7
Unaudited condensed interim consolidated financial statements of Eastmain Resources Inc. for the three and nine months ended July 31, 2020

99.8
Management’s discussion and analysis of Eastmain Resources Inc. for the three and nine months ended July 31, 2020

99.9
Management Information Circular of Eastmain Resources Inc. dated March 6, 2020

99.10
Material change report of Eastmain Resources Inc. dated December 10, 2019

99.11
Material change report of Eastmain Resources Inc. dated March 13, 2020

99.12
Material change report of Eastmain Resources Inc. dated August 10, 2020

99.13
Material change report of Eastmain Resources Inc. dated October 9, 2020

(1) Filed under the Company’s Form 6-K/A (SEC File #201177144) filed with the Commission on September 16, 2020.
(2) Filed under the Company’s Form 6-K (SEC File #201164691) filed with the Commission on September 8, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fury Gold Mines Limited

Date: February 24, 2021	By:	/s/ Lynsey Sherry
Lynsey Sherry
Chief Financial Officer